LAW OFFICES OF
                             DECHERT PRICE & RHOADS
                               477 MADISON AVENUE
                            NEW YORK, NY 10022-5891


(212) 326-3561


                                            December 2, 1996


By Air Courier
--------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



        Re:    Amendment to Schedule 13D for MK Rail Corporation
               -------------------------------------------------

Gentlemen:

        On October 3, 1996, on behalf of Morgens Waterfall and certain affiliates, I electronically filed with the Securities and Exchange Commission a
Schedule 13D. In the submission header to the Schedule 13D, incorrect information regarding the "Subject-Company" was inputted. The original incorrect submission header states that the "Subject-Company" is Morgens Waterfall and its "CIK" and "IRS-Number" are 0001016150 and 132674766, respectively. The correct "Subject-Company", "CIK" and "IRS-Number" should be MK Rail Corporation, 0000919563 and 820461010, respectively.

        In light of the above change, I hereby submit for electronic filing an amended submission header. If you have any questions with respect to the foregoing, please do not hesitate to contact me at (212) 326-3561.






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December 2, 1996
Page 2

                                            Sincerely,



                                            /s/ Sang H. Park
                                            ----------------------
                                            Sang H. Park


Enclosure

cc:     MK Rail Corporation
        The National Association of Securities Dealers, Inc.


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